Exhibit 99

AMERICAN CAPITAL SENIOR FLOATING, LTD.
Computation of Ratio of Earnings to Fixed Charges
($ in thousands)
(unaudited)

	Three Months Ended March 31,	Year Ended December 31,	Period Ended (1) December 31
	2015	2014	2013
Net earnings before taxes:
Net earnings	$3,791	$3,789	$1,016
Tax provision	70	359	803
Net earnings before taxes	$3,861	$4,148	$1,819
Fixed Charges:
Interest expense	$658	$3,055	$943
Amortized premiums, discounts and capitalized expenses related to indebtedness	97	393	9
Rent expense interest factor (2)	—	—	—
Total fixed charges	$755	$3,448	$952
Net earnings available to cover fixed charges	$4,616	$7,596	$2,771

Ratio of earnings to fixed charges (3)	6.1	2.2	2.9

For purposes of computing the ratio of earnings to fixed charges, earnings represent net increase (decrease) in net assets resulting from operations plus (or minus) income tax provision (benefit) plus excise tax expense plus fixed charges. Fixed charges include interest expense, a portion of rent expense and preferred stock dividend expense.

(1)	Reflects the period from commencement of operations on October 15, 2013 through December 31, 2013.

(2)	Represents a reasonable approximation of the interest factor included in rent expense which is de-minimus for ACSF.

(3)
Earnings include the net change in unrealized appreciation or depreciation. Net change in unrealized appreciation or depreciation can vary substantially from year to year. Excluding the net change in unrealized appreciation or depreciation, the earnings to fixed charges ratio would be 5.6, 4.3 and 1.5, for the three months ended March 31, 2015, year ended December 31, 2014 and period ended December 31, 2013.